EXHIBIT 21.3

Commonwealth Edison Company Subsidiary Listing

Affiliate	Jurisdiction of Formation
ComEd Financing III	Delaware
ComEd Funding, LLC	Delaware
ComEd Transitional Funding Trust	Delaware
Commonwealth Edison Company of Indiana, Inc.	Indiana